Morgan Stanley Select Dimensions Investment Series -
Multi Cap Growth Portfolio
Item 77O - Transactions effected pursuant to Rule 10f-3

Securities Purchased:	Linkedin Corp.
Purchase/Trade Date:	5/18/2011
Size of Offering/shares: 7,840,000 shares
Offering Price of Shares: $45.000
Amount of Shares Purchased by Fund: 715 shares
Percentage of Offering Purchased by Fund: 0.009
Percentage of Funds Total Assets: 0.14
Brokers: Morgan Stanley, BofA Merrill Lynch, JP Morgan,
Allen & Company LLC, UBS Investment Bank
Purchased from:  JP Morgan

Securities Purchased:	Yandex NV
Purchase/Trade Date:	5/24/2011
Size of Offering/shares: 52,174,088 shares
Offering Price of Shares: $25.000
Amount of Shares Purchased by Fund:  1,851
Percentage of Offering Purchased by Fund: 0.004
Percentage of Funds Total Assets: 0.21
Brokers: Morgan Stanley, Deutsche Bank Securities, Goldman,
Sachs & Co., Piper Jaffray, Pacific Crest Securities
Purchased from:  Deutsche Bank Securities